CorePoint Lodging Inc.

125 East John Carpenter Freeway, Suite 1650

Irving, Texas 75062

July 5, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joshua Lobert; Erin Martin

Re:	CorePoint Lodging Inc.
Registration Statement on Form S-3
File No. 333-232374
Withdrawal of Acceleration Request

Ladies and Gentlemen:

CorePoint Lodging Inc. (the “Registrant”) hereby respectfully withdraws its request for acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 set forth on a letter, dated July 1, 2019, from the Registrant.

If you should have any questions regarding this request, please do not hesitate to contact Edgar J. Lewandowski of Simpson Thacher & Bartlett LLP at (212) 455-7614.

Sincerely,

COREPOINT LODGING INC.

/s/ Mark M. Chloupek
By:	Mark M. Chloupek
Title:	Executive Vice President, Secretary and
General Counsel